Exhibit 1

Clarification Regarding Sale of Shares by Controlling Shareholder of Pointer Telocation Ltd.

Rosh HaAyin, Israel November 1, 2016. (Nasdaq: PNTR & TASE: PNTR) – Pointer Telocation Ltd. would like to clarify that the sale of shares reported by DBSI Investments Ltd. on Schedule 13D/A today relates to sales of shares performed during March and April 2016 and not recently. The above sales were executed mainly to allow Pointer to meet minimum percentage requirements of public float, which was necessary for the Spin-Off of Shagrir Vehicle Services Ltd. which took place during that time.

The report was filed today, although there is no legal requirement, in order to correctly reflect the holdings in Pointer and will allow Pointer to be registered under certain indexes in the Tel Aviv Stock Exchange.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation’s top management and the development center are located in the Afek Industrial Area of Rosh Ha’ayin, Israel. For more information visit http://www.pointer.com

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com